Exhibit 99.3

NOTIFICATION OF MAJOR INTERESTS IN SHARES

18 March 2008

Imperial Tobacco Group PLC announces that it received today a copy of a filing under Schedule 13G of the United States Securities Exchange Act of 1934 from Morgan Stanley.

This routine quarterly filing formally confirms that Morgan Stanley beneficially holds a total of 38,515,683 ordinary shares of 10 pence each or approximately 5.3% of the Company’s issued share capital inclusive of shares held by Imperial Tobacco Group PLC in treasury.

T M Williams

Deputy Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com